

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

April 11, 2017

VIA E-mail
Mr. Richard G. Johnson
Chief Financial Officer
Phibro Animal Health Corp.
Glenpointe Centre East, 3rd Floor
300 Frank W. Burr Boulevard, Suite 21
Teaneck, New Jersey 07666-6712

> **Re: Phibro Animal Health Corp.**
> **Form 10-K for the Fiscal Year Ended June 30, 2016**
> **Filed August 29, 2016**
> **File No. 001-36410**

Dear Mr. Johnson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Accounting Branch Chief
Office of Healthcare and Insurance